Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-3

PharmaCyte Biotech, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common stock, $0.0001 par value per share, underlying shares of Series C convertible preferred stock	(1)	Other	10,500,000	$1.05	$11,025,000.00	0.0001531	$1,687.93
Fees to be Paid	Equity	Common stock, $0.0001 par value per share, underlying Investor Warrants	(2)	Other	10,500,000	1.05	11,025,000.00	0.0001531	1,687.93
Fees to be Paid	Equity	Common stock, $0.0001 par value per share, underlying Placement Agent Warrants	(3)	Other	560,000	$1.05	$588,000.00	0.0001531	$90.02

Total Offering Amounts:							$22,638,000.00		3,465.88
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$3,465.88

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Offering Note(s)

(1)	This Registration Statement registers 21,560,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of PharmaCyte Biotech, Inc. (the “Company”), issuable upon (i) the conversion of shares of Series C convertible preferred stock, (ii ) exercise of warrants (the “Investor Warrants”) that were sold in a private placement and (iii) exercise of warrants that were issued pursuant to the engagement letter between the Company and GP Nurmenkari Inc. as consideration for placement agent services in connection with the Offering (the “Placement Agent Warrants”).

Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the high and low prices of the Common Stock as reported on The Nasdaq Capital Market on September 12, 2025, a date within five business days prior to filing this Registration Statement.

(2)	See footnote 1
(3)	See footnote 1